Exhibit 21.1

SCHEDULE OF SUBSIDIARIES

Name of Subsidiary	State of Incorporation

Mammoth Acquisition Sub, Inc.	Delaware
Mammoth Acquisition Sub, LLC	Delaware
Safety Syringe Corporation	Utah
Specialized Health Products, Inc.	Utah